Exhibit 1

Hess Shows That Timing Really is Everything with Shale

April 30, 2013

By Liam Denning

Being a late developer can be embarrassing. Just ask Hess HES +1.70% .

The oil company, engaged in a proxy battle with Elliott Management, reported last week that first-quarter earnings more than doubled, boosted by proceeds from disposals. A $265 million sale of acreage in Texas’ Eagle Ford shale basin was one of the smaller ones.

Sanford C. Bernstein analyst Bob Brackett has characterized the Eagle Ford as “reigning supreme” relative to other shales. And yet, Hess seems to have lost money there—indeed, it justifies the sale chiefly on the grounds that it will curb further spending there.

Hedge-fund Elliott estimates Hess lost $771 million in its Eagle Ford foray. While disclosure isn’t great, analysis of various data suggests a number close to that, underscoring criticisms of Hess’s past strategy and project management.

In 2010, Hess partnered with ZaZa Energy ZAZA +3.36% to build an Eagle Ford position. ZaZa’s accounts show that by the time the joint venture was dissolved in 2012, Hess had spent just under $490 million on leases, bonuses and dissolution costs.

Additional drilling costs must be estimated. Sanchez SN +0.94% bought 50 wells from Hess. Speaking on an earnings call last July, Hess’s head of exploration and production said Eagle Ford wells were running at $8.3 million each, down from $10.3 million in 2011. Using the higher number for all wells drilled before the end of 2011 and the lower one for those since, the estimated cost of those 50 wells is just over $500 million.

On the same call, Hess said Eagle Ford capital expenditure in 2012 would run to about $380 million. Backing out estimated drilling costs for that year of about $230 million suggests another $149 million was spent. Altogether, it looks like Eagle Ford cost Hess about $1.14 billion.

What did it get out? Using ZaZa’s numbers up to mid-2012, extrapolating from the implied margins thereafter, and using Hess’s U.S. general and administrative costs to get an idea of overhead, it is possible to estimate cash flow from production: roughly $100 million.

Adding that to the amount Sanchez paid implies Hess recovered about $365 million. The implied loss is about $780 million, or roughly $2 out of $3.

Some of these numbers are just estimates. But with Hess’s foray into the Eagle Ford lasting only about three years, it makes sense that upfront spending would substantially outweigh cash flow from production. Even if the latter was doubled, at $200 million, the loss would still be 60 cents on every dollar.

Besides the embarrassment for Hess of losing money in the Rolls Royce of shale plays, the wider lesson for investors is that, despite the buzz, shale offers no free lunches. Oil isn’t spread uniformly beneath the ground—that’s why companies have to be good at pinpointing it.

Bernstein estimated break-even oil prices in the Eagle Ford can range anywhere from $30 to $90 a barrel. Snagging the best prospects early is critical. For example, EOG Resources, EOG +2.36% a big Eagle Ford success story, first entered it in 2007. Being a follower can be costly.